November 25, 2021

TO:

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

FROM:

Peter H. Koch

Chief Executive Officer

ReoStar Energy Corp.

87 N. Raymond Ave.

Suite 200

Pasadena, California 91103

Re: ReoStar Energy Corp.

Offering Statement on Form 1-A Filed October 4, 2021

File No. 024-11669

Response to Comments:

Comment:

Offering Statement on Form 1-A

Financial Statements, page 26

1.	Please revise the offering circular to provide the requisite interim financial statements which Part F/S of Form 1-A requires. We note that you filed the Form 1-A more than nine months after the most recently completed fiscal year end. See paragraphs (b) and (c) of Part F/S.

Peter H. Koch ReoStar Energy Corp. October 25, 2021

Response:

The Company has amended the Form 1-A to include interim financials, as requested, through September 30, 2021.

Further note we have amended the Offering price from $0.05 to $0.10 and adjusted the relevant correlated items, i.e. Dilution Table accordingly.

The Company feels it has successfully complied the all current Comments.

Sincerely,

_/s/ Peter H. Koch

Peter H. Koch

Chief Executive Officer